Exhibit 99.8

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS
DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1	Name of the issuer ROYAL & SUN ALLIANCE INSURANCE GROUP PLC	2	State whether the notification relates to
(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

			(ii) ONLY

3	Name of person discharging managerial responsibilities/director MARK RICHARD CHAMBERS	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest (1)	6	Description of shares (including class), debentures or derivatives or financial instruments relating to shares

7	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them	8	State the nature of the transaction

9	Number of shares, debentures or financial	10	Percentage of issued class acquired
	instruments relating to shares acquired		(treasury shares of that class should not be taken into account when calculating percentage)

11	Number of shares, debentures or financial instruments relating to shares disposed	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13	Price per share or value of transaction	14	Date and place of transaction

15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16	Date issuer informed of transaction

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant 18 AUGUST 2005	18	Period during which or date on which it can be exercised 18.08.2008 – 17.08.2015

19	Total amount paid (if any) for grant of the option NIL	20	Description of shares or debentures involved (class and number) 27.5P ORDINARY SHARES

21	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise 93P	22	Total number of shares or debentures over which options held following notification 112,903

23	Any additional information	24	Name of contact and telephone number for queries ANNPATRICIA ELEY 020 711 7033

Name and signature of duly authorised officer of issuer responsible for making notification

JACKIE FOX, DEPUTY GROUP COMPANY SECRETARY

Date of notification	19 AUGUST 2005